Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CORGENIX MEDICAL CORPORATION

and

CENTENNIAL MEDICAL HOLDINGS, INC.

and

CENTENNIAL INTEGRATED, INC.

Dated August 27, 2014

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		23
4.1	Existence; Good Standing; Corporate Authority	23
4.2	Authorization, Validity, and Effect of Agreements	23
4.3	No Violation; Consents	23
4.4	Litigation, Claims and Proceedings	24
4.5	Brokerage and Related Fees	24
4.6	Financial Capacity; Solvency	24

ARTICLE V COVENANTS		25
5.1	Conduct of Business Prior to the Effective Time	25
5.2	Filings; Other Action	25
5.3	No Solicitation	25
5.4	Shareholders Meeting; Preparation of Proxy Materials and Schedule 13E-3	28
5.5	Notice of Certain Events	29
5.6	Expenses	29
5.7	Banking Matters	30
5.8	Directors of the Company	30
5.9	Public Announcements	30
5.10	Indemnification of Directors and Officers	30
5.11	Parent Agreement Concerning Merger Sub	31
5.12	Section 16 Matters	31
5.13	Stock Deregistration	32
5.14	Takeover Statutes	32
5.15	Participation in Litigation	32

ARTICLE VI CONDITIONS		32
6.1	Conditions to Each Party’s Obligation to Effect the Merger	32
6.2	Conditions to Obligation of the Company to Effect the Merger	33
6.3	Conditions to Obligation of Parent and Merger Sub to Effect the Merger	34
6.4	Frustration of Closing Conditions	36

ARTICLE VII SURVIVAL		36
7.1	Survival of Representations	36

ARTICLE VIII TERMINATION		36
8.1	Termination By Mutual Consent	36
8.2	Termination By Either Parent or the Company	36
8.3	Termination By Parent	37
8.4	Termination By the Company	37
8.5	Effect of Termination	38
8.6	Parent Termination Fee	38
8.7	Company Termination Fee	39
8.8	Sole Remedy	40

ARTICLE IX CONFIDENTIALITY		40
9.1	Confidentiality Covenants	41
9.2	Disclosure Pursuant to Legal Process	41
9.3	Termination of Confidentiality Obligations	42

ARTICLE X GENERAL PROVISIONS		42
10.1	Notices	42
10.2	Entire Agreement; No Third-Party Beneficiaries	43
10.3	Governing Law; Venue	43
10.4	Counterparts	44
10.5	Headings	44
10.6	Interpretation	44
10.7	Waivers	44
10.8	Incorporation of Exhibits	44
10.9	Severability	45
10.10	Enforcement of Agreement	45
10.11	Consent	45
10.12	Assignment	45
10.13	Definitions	45

INDEX OF DEFINITIONS

The following terms are defined in the Section of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	Section 10.13
Affiliate	Section 10.13
Agents	Section 9.1
Agreement	Introductory Paragraph
Articles of Merger	Section 1.3
Book-Entry Shares	Section 2.2(a)
Business Day	Section 10.13
CERCLA	Section 10.13
Change of Board Recommendation	Section 5.3(d)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.19(d)
Code	Section 2.3
Company	Introductory Paragraph
Company Acquisition Agreement	Section 5.3(a)
Company Board	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Material Adverse Effect	Section 3.8
Company Proxy Statement	Section 5.4(a)
Company Shareholders Meeting	Section 5.4(a)
Company Stock Option	Section 2.5(a)
Company Termination Fee	Section 8.7(a)
Confidential Information	Section 9.1
Consent	Section 3.5(b)
Contracts	Section 3.9
Disclosing Party	Section 9.1
Dissenting Shares	Section 2.5
D&O Insurance	Section 5.10(c)
Effective Time	Section 1.3
End Date	Section 8.2(a)
Environmental Laws	Section 10.13
ERISA	Section 3.19(c)
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.2(a)
FDA	Section 3.17(c)
FDCA	Section 3.17(c)
Financial Advisor	Section 3.2(b)
GAAP	Section 3.6(b)
Governmental Entity	Section 3.5(b)
Hazardous Material	Section 10.13
Intervening Event	Section 10.13

v

Intervening Event Notice	Section 5.3(f)
Laws	Section 10.13
Liability	Section 10.13
Liens	Section 10.13
Merger	Section 1.1
Merger Consideration	Section 2.1(c)
Merger Sub	Introductory Paragraph
NRS	Section 1.1
Option Payments	Section 2.6(a)
Order	Section 10.13
Parent	Introductory Paragraph
Parent Termination Fee	Section 8.6(a)
Payment Fund	Section 2.2(a)
Permitted Liens	Section 3.10
Proprietary Rights	Section 3.8(i)
Proxy Statement	Section 3.6(d)
Public Filings	Section 3.6(a)
Real Property	Section 3.20(a)
Receiving Party	Section 9.1
Release	Section 10.13
Representatives	Section 5.3(a)
Requisite Company Vote	Section 3.2
SEC	Section 3.5(b)
Secretary of State	Section 1.3
Securities Act	Section 3.6(a)
Shares	Section 2.1(b)
Superior Proposal	Section 10.13
Superior Proposal Notice	Section 5.3(g)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.24
Takeover Proposal	Section 10.13
Taxes	Section 3.13(l)
Tax Return	Section 3.13(l)
Warrant Payment	Section 2.6(b)
Warrants	Section 2.6(b)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated August 27, 2014 by and among and Corgenix Medical Corporation, a Nevada corporation (the “Company”), Centennial Medical Holdings, Inc., a Delaware corporation (“Parent”), and a wholly owned subsidiary of Parent, Centennial Integrated, Inc., a Nevada corporation (“Merger Sub”).

RECITALS

WHEREAS, following the acceptance for payment of Shares, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation in accordance with the Nevada Revised Statutes, as amended (the “NRS”), whereby each issued and outstanding Share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) will be converted into the right to receive the Merger Consideration, payable to the holder in cash, without interest;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend that the Company’s shareholders tender their Shares and adopt this Agreement and thereby approve the transactions contemplated hereby, including the Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth in this Agreement, unanimously (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and Merger Sub and their respective shareholders and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants, and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1                                           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Effective Time, the Merger Sub will be merged with and into the Company, the separate corporate existence of the Merger Sub will cease and the Company will continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) in the merger (the “Merger”).

1.2                                           Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Husch Blackwell LLP, 1700 Lincoln Street, Suite 4700, Denver, Colorado 80202 at 10:00 a.m., Mountain Time on a date to be specified by the parties, which shall be no later than the fifth Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or, to the extent permitted by applicable Law, waived on the Closing Date), unless another date or place is agreed to in writing by the parties.  The date on which the Closing occurs is referred to as the “Closing Date.”

1.3                                           Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, the Merger Sub and the Company will cause articles of merger (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Nevada (the “Secretary of State”) in such form and executed as provided in the NRS.  The Merger will become effective on the date and at the time at which the Articles of Merger have been duly filed with the Secretary of State or such other time as is agreed upon by the parties hereto and specified in the Articles of Merger, and such time is hereinafter referred to as the “Effective Time.”

1.4                                           Effect of the Merger.  The Merger will have the effect as provided in the applicable provisions of the NRS. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and the Merger Sub will vest in the Surviving Corporation and all obligations, duties, debts and liabilities of the Company and the Merger Sub will be the obligations, duties, debts and liabilities of the Surviving Corporation.

1.5                                           Certificate of Incorporation and Bylaws of the Surviving Corporation.  As of the Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

1.6                                           Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, will be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, will continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

2.1                                           Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:

(a)                                                               Each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

(b)                                                               Any Shares of Company Common Stock (“Shares”) that are owned by the Company as treasury stock, any Shares that are owned by any subsidiary of the Company, and any Shares owned by Parent or Merger Sub or any subsidiary of Parent or Merger Sub, will be automatically canceled and will cease to exist and no consideration will be delivered in exchange therefor.

(c)                                                                Each issued and outstanding Share (other than Shares to be canceled in accordance with Section 2.1(b)) will automatically be cancelled and cease to exist, and will be converted into the right to receive an amount in cash equal to $0.27 (the “Merger Consideration”), payable to the holder thereof without interest upon surrender, in the manner provided in this Agreement, of the certificate (or book entry evidence of ownership) formerly representing such Share.

2.2                                           Exchange of Certificates.

(a)               Prior to the Effective Time, Parent will appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the agent for the purpose of exchanging for the Merger Consideration for: (i) the Certificates, or (ii) book-entry shares which immediately prior to the Effective Time represented the Shares of Company Common Stock (the “Book-Entry Shares”). On and after the Effective Time, Parent will deposit, or cause the Surviving Corporation to deposit, with the Exchange Agent, sufficient funds to pay the aggregate Merger Consideration that is payable in respect of all of the Shares of Company Common Stock represented by the Certificates and the Book-Entry Shares (the “Payment Fund”) in amounts and at the times necessary for such payments. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Shares will be entitled under Section 2.1(b), Parent will take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation will in any event be liable for the payment thereof. The Payment Fund will not be used for any other purpose. The Surviving Corporation will pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares for the Merger Consideration. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each record holder of Shares of Company Common Stock at the Effective Time, a letter of transmittal and instructions (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent) for use in such exchange.  The Payment Fund, pending its disbursement to the holders of Shares, will be invested by the Exchange Agent as directed by Parent; provided that (i) Parent will not direct the Exchange Agent to make any such investments that are speculative in nature and (ii) no such investment or losses will affect the amounts payable to such holders and Parent will promptly replace or cause to be replaced any funds deposited with the Exchange Agent that are lost through any investment so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Exchange Agent to pay the Merger Consideration. Earnings from investments will be the sole and exclusive property of Parent and the Surviving Corporation.

(b)               Each holder of Shares of Company Common Stock that have been converted into the right to receive the Merger Consideration will be entitled to receive the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon (i) surrender to the Exchange Agent of a Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Book-Entry Share, as applicable, will represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof. No interest will be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this Article II, each Certificate or Certificates so surrendered will immediately be cancelled.

(c)                If any portion of the Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or the transferred Book-Entry Share,

as applicable, is registered, it will be a condition to such payment that (i) such Certificate will be properly endorsed or will otherwise be in proper form for transfer or such Book-Entry Share will be properly transferred, and (ii) the person requesting such payment will pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)                                                               All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares, and from and after the Effective Time, there will be no further registration of transfers of Shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, they will be cancelled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e)                                                                Any portion of the Payment Fund that remains unclaimed by the holders of Shares six (6) months after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged Shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.2 prior to that time will thereafter look only to Parent for payment of the Merger Consideration. Notwithstanding the foregoing, Parent will not be liable to any holder of Shares of Company Common Stock for any amounts paid to a public official or Governmental Entity pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by holders of Shares of Company Common Stock three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) will become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

2.3                               Withholding Rights.  Each of the Exchange Agent, Parent, Merger Sub and the Surviving Corporation will be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article II such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, such amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of which the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as the case may be, made such deduction and withholding.

2.4                               Lost Certificates.  If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate as contemplated under this Article II.

2.5                               Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, NRS Sections 92A.300 through 92A.500 (such Shares, the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by NRS Sections 92A.300 through 92A.500. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under NRS Sections 92A.300 through 92A.500 or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest. The Company will give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the NRS and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

2.6                                           Treatment of Company Options and Warrants.

(a)               The Company will take all requisite action so that, at the Effective Time, each option to acquire Shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of that Company Stock Option or any other person, cancelled and converted into the right to receive from the Surviving Corporation as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares of Company Common Stock subject to such Company Stock Option and (ii) the excess, if any, of the Merger Consideration over the per Share exercise price under such Company Stock Option, less any taxes to be withheld in accordance with Section 2.3 (the “Option Payments”); provided, that if the per Share exercise price is greater than the Merger Consideration, then such Company Stock Option will be cancelled without any payment therefor.  From and after the Effective Time, any such cancelled Company Stock Option will no longer be exercisable by the former holder, but will only entitle the holder to the payment of the Option Payments.

(b)               The Company will take all requisite action so that, at the Effective Time, each warrant to purchase Shares of Company Common Stock, all of which are listed on Schedule 2.6 of the Company Disclosure Schedule (collectively, the “Warrants”), that is outstanding immediately prior to the Effective Time and not terminated pursuant to its terms in connection with the Merger will be cancelled and, in exchange, each form holder of any such cancelled Warrant will be entitled to receive from the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, in consideration of the cancellation of the Warrant, an amount in cash, without interest, equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the excess, of any, of the Merger Consideration over the exercise price per Share previously subject to the such Warrant, less any taxes to be withheld in accordance with Section 2.3 (the “Warrant Payment”); provided, that if the per Share exercise price is greater than the Merger Consideration, then such Warrant will be cancelled without any payment therefor.  From and after the Effective Time, any such cancelled Warrant will no longer be exercisable by the former holder, but will only entitle the holder to the payment of the Warrant Payment, and the Company will use reasonable efforts to obtain all necessary consents to ensure that former holders of the Warrants will have no rights other than the right to receive the Warrant Payment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company Public Filings filed prior to the date of this Agreement (without giving effect to any amendment to any such Company Public Filings filed on or after the date hereof) to the extent reasonably apparent from the face of such information therein that it qualifies any representation and warranty in this Article III (but excluding any forward-looking disclosures contained in “Forward Looking Statements” and “Risk Factors” sections of the Company Public Filings and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature) or (ii) the correspondingly numbered section of the Company Disclosure Schedule delivered to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) that relates to such section or in another section of the Company Disclosure Schedules to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, the Company represents and warrants to Parent and Merger Sub as of the date of this Agreement as follows:

3.1                                           Existence; Good Standing; Corporate Authority .

(a)               The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Nevada.  The Company is qualified to do business as a foreign corporation and is in good standing in the jurisdictions, which are listed on Schedule 3.1 of the Company Disclosure Schedule, where the character of the properties owned or leased by it or the transaction of its business makes such qualification necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               The Company has all requisite corporate power and authority to own, operate, and lease its properties and assets and carry on its business as presently conducted and as proposed to be conducted.

(c)                The copies of the Company’s Articles of Incorporation and Bylaws, which have been delivered to Parent, include any and all amendments made thereto at any time prior to the date of this Agreement and are true, correct, and complete and in full force and effect.  The Company is not in violation of any provision of its Articles of Incorporation or Bylaws in any material respect.

3.2                                           Authorization, Validity, and Effect of Agreements.

(a)               The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby and to perform its obligations hereunder and to consummate the Merger.  Subject to approval of this Agreement by the Company’s shareholders by the affirmative vote or consent of the holders of a majority of the outstanding Shares of Company Common Stock (the “Requisite Company Vote”), the consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action of the Company.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to shareholder approval and except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

(b)               The Company Board has received the written opinion of Inverness Advisors, a division of KEMA Partners LLC (the “Financial Advisor”), dated the date of such opinion, to the effect that, as of the date thereof and subject to the qualifications, considerations, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Shares is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent, solely for informational purposes, promptly after the receipt thereof by the Company Board.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.  Parent and Merger Sub acknowledge and agree that such an opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

3.3                                           Capitalization.

(a)               The authorized capital stock of the Company consists of (a) 200,000,000 Shares of Company Common Stock, of which 54,228,834 Shares are issued and outstanding as of August 25, 2014 and (b) 5,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding as of August 25, 2014.  All of the issued and outstanding Shares of Company Common Stock have been duly authorized, and are validly issued, fully paid, and non-assessable. Except as set forth on Schedule 3.3 of the Company Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock and no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

(b)               The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c)                All Shares subject to issuance upon due exercise of a Company Stock Option or Warrant, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(d)               Schedule 3.3 sets forth a list of (i) all holders of Company Stock Options and Warrants, (ii) the number of shares subject to a Company Stock Option or Warrant, (iii) the exercise price of each Company Stock Option and Warrant and (iv) the date the Company Stock Option or Warrant expires, each as of August 25, 2014.

3.4                                           Other Interests.  Except as set forth on Schedule 3.4 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any interest or investment in any corporation, partnership, joint venture, business, trust, or entity other than investments in short term investment securities.

3.5                                           No Violation; Governmental Consents.

(a)               Neither the execution and delivery by the Company of this Agreement and all agreements and documents contemplated hereby nor the performance of this Agreement or the consummation by the Company of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will: (i) conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of the Company; (ii) except as set forth on Schedule 3.5 of the Company Disclosure Schedule, violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of the Company under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, loan agreement, deed of trust, or any license, franchise, permit, lease, contract, agreement or other instrument, commitment, or obligation to which the Company is a party, or by which the Company or any of its properties is bound or affected; (iii) violate any law, statute, rule, regulation, judgment, or decree applicable to the Company; or (iv) subject to compliance with the requirements set forth in Section 3.5(b) and in the case of the consummation of the Merger, obtaining the Requisite Company Vote, require any Consent (as defined in Section 3.5(b)) of any Governmental Entity (as defined in Section 3.5(b)), except, in the case of each of clauses (ii), (iii) and (iv), where any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or Liens, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada; (ii) the filing of the Company Proxy Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (iii) the other Consents of Governmental Entities listed in Schedule 3.5 of the Company Disclosure Schedule; and (iv) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                The Company Board has taken all required actions such that the restrictions on business combinations contained in any anti-takeover Laws and regulations of any Governmental Entity will not apply with respect to or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, without any further action on the part of the shareholders or the Company Board.

3.6                                           SEC Reports; Financial Statements.

(a)               The Company has timely filed with or furnished to, as applicable the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the three (3) years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “Public Filings”). As of their respective dates, the Public Filings complied in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and none of the Public Filings, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company is in compliance, in all material respects, with all the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it.

(b)               The financial statements of the Company included in the Public Filings comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

(c)                The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(d)               Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Merger, including the proxy statement to be filed with the SEC relating to the Company Shareholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be held in connection with the adoption of this Agreement , if required, a Schedule 13E-3, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. The information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement and any required Schedule 13E-3 will not, at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement and the Schedule 13E-3 or necessary in order to make the statements in the Proxy Statement and the Schedule 13E-3, in light of the circumstances under which they are made, not misleading.  Notwithstanding anything to the contrary in this section, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

3.7                                           Absence of Undisclosed Liabilities.  The Company does not have any obligation or liability of any kind (whether accrued, absolute, contingent, unliquidated, civil, criminal, or otherwise and whether due or to become due), including accrued payroll, commissions, bonuses, retirement benefits or other employee benefit costs and vacation accruals, whether or not any such liability or obligation would have been required to be disclosed on a balance sheet prepared in accordance with GAAP, except as and to the extent reflected or reserved against in the Company’s Public Filings, or incurred in the ordinary course of business since March 31, 2014 or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8                                           Absence of Certain Changes or Events.  Since March 31, 2014, except as set forth on Schedule 3.8 of the Company Disclosure Schedule, and except as specifically permitted or required by this Agreement or specifically consented to in writing by Parent and Merger Sub, the Company has not:

(a)               declared, set aside, paid, or made any dividend or other distribution on or in respect of any shares of its capital stock or directly or indirectly redeemed, retired, purchased, or otherwise acquired any such shares or any option, warrant, conversion privilege, preemptive right, or other right or agreement to acquire the same or any other securities convertible into or evidencing the right to purchase or otherwise acquire the same;

(b)               made any amendments to its Articles of Incorporation or Bylaws:

(c)                made any change in the number of shares of its capital stock authorized, issued, or outstanding, or authorized, issued or granted, any option, warrant, conversion privilege, preemptive right, or other right to acquire the same or any other securities convertible into or evidencing the right to acquire the same;

(d)               incurred any indebtedness for borrowed money;

(e)                incurred any obligation or liability (contingent or otherwise) except (i) normal trade or business obligations incurred in the ordinary course of business, and (ii) obligations under the contracts, agreements and leases described on Schedule 3.9 of the Company Disclosure Schedule;

(f)                 discharged or satisfied any lien or encumbrance or paid any obligations or liability (fixed or contingent) other than current liabilities paid to unrelated parties, wages paid to officers and employees and director’s fees paid to directors, each in the ordinary course of business;

(g)                mortgaged, pledged, or subjected to any lien, charge, or other encumbrance any of its properties or assets (tangible or intangible) except for Permitted Liens (as defined in Section 3.10 below).

(h)                                                               sold, assigned, leased, transferred or otherwise disposed of, or agreed to sell, assign, lease, transfer or otherwise dispose of, any of its tangible assets other than sales of inventory in the ordinary course of business;

(i)                  other than in the ordinary course of business, sold, assigned, licensed, transferred, or otherwise disposed of, or agreed to sell, assign, license, transfer or otherwise dispose of, any of its patents, inventions, shop rights, know-how, trade secrets, confidential information, registered or unregistered trademarks, service marks, logos, corporate names, trade names, and other trademark rights, trade dress, or other designations or combinations of such designations that are distinctive of its goods or services and that are used by the Company in a manner that identifies its goods or services and distinguishes them from the goods or services of others, works of authorship and any registered or unregistered copyright therein, or other intangible assets, and all registrations for, and applications for registration of, any of the foregoing (collectively, “Proprietary Rights”) or disclosed any of its confidential Proprietary Rights to any person (other than Parent and Merger Sub);

(j)                  entered into any transaction, contract, or commitment other than in the ordinary course of business;

(k)               made any capital expenditures or any commitment therefor in excess of $50,000 in the aggregate;

(l)                   adopted or made any change in any executive compensation plan, bonus plan, incentive compensation plan, deferred compensation agreement, or other employee benefit plan or arrangement;

(m)           entered into any employment or consulting agreement or arrangement, or, except for normal bonuses or wage or salary increases pursuant to and consistent with existing plans or programs and consistent with past practices, granted or paid any bonus, or made or granted any general wage or salary increase or any specific increase in the wages or salary of any employee;

(n)               suffered any casualty loss or damage, whether or not such loss or damage will have been covered by insurance;

(o)               canceled or compromised any debt or claim except for adjustments made in the ordinary course of business that, in the aggregate, are not material, or waived or released any rights that are material;

(p)               terminated, amended, or modified any agreement or instrument described on Schedule 3.9 of the Company Disclosure Schedule;

(q)               entered into any transaction with any shareholder, officer, director, or key employee of the Company or any Affiliate of any such person other than the payment of wages and salaries and other benefits under employee benefit plans in existence as of the date hereof;

(r)                  made any loans or advances to, guaranties for the benefit of, or investments in, any person (other than customary wage or travel advances in accordance with past practices which are less than $10,000 in the aggregate);

(s)                 suffered the loss of services of any employee, whether voluntarily or involuntarily, which loss or losses, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(t)                  had any material change in its relations with its employees;

(u)               merged or consolidated with, or acquired all or substantially all of the assets, capital stock, or business of any other person;

(v)               there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(w)             agreed or committed to do any of the things described in this Section 3.8.

3.9                                           Contracts.  Schedule 3.9 of the Company Disclosure Schedule contains a list of all written or oral contracts, commitments, leases, and other agreements (including, without limitation, promissory notes, loan agreements, and other evidences of indebtedness, guarantees, agreements with distributors, suppliers, dealers, franchisors and customers, and service agreements) to which the Company is a party or by which the Company or its properties are bound pursuant to which the obligations thereunder of either party thereto are, or are contemplated as being, $50,000 or more in any one fiscal year or any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (collectively, the “Contracts”).  The Company has delivered to Parent a correct and complete copy of each written agreement listed on Schedule 3.9 and a written summary setting forth the terms and conditions of each oral agreement referred to on Schedule 3.9.  With respect to each such Contract:

(a)               the Contract is legal, valid, binding, enforceable, and in full force and effect;

(b)               except as set forth on Schedule 3.9 of the Company Disclosure Schedule, to the knowledge of the Company, the Contract will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the Merger;

(c)                to the knowledge of the Company, no party is in breach or default, and no event has occurred which, with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the Contract;

(d)               no party has repudiated any provision of the Contract;

(e)                the Company has not received any written claim of material default under any Contract and, to the knowledge of the Company, no fact or event exists that could give rise to any claim of material default under any Contract; and

(f)                 the Company has not received, as of the date of this Agreement, any notice in writing from any party that such party intends to terminate any Contract.

3.10                                    Title to Assets.  Except as set forth on Schedule 3.10 of the Company Disclosure Schedule (the “Permitted Liens”), the Company has good title, free and clear of all liens, charges, and encumbrances (except for (a) liens for non-delinquent Taxes and assessments, and (b) liens of landlords and other lessors arising under statute), to, or a valid leasehold interest in, all of the personal property (i) reflected on the Company balance sheet as of March 31, 2014 or acquired by the Company subsequent to the date thereof (other than assets that have been sold or otherwise disposed of in the ordinary course of business since March 31, 2014), or (ii) used in the business or operations of the Company.

3.11                                    Adequacy of Assets.  The Company owns or has a valid leasehold interest in all assets, real and personal properties, contract rights and licenses necessary for the continued operation of the Company in substantially the same manner in which it has been and is now operating.  Except as set forth on Schedule 3.11: (a) the Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all Proprietary Rights (as defined in Section 3.8) necessary for the operation of the business of the Company as presently conducted, (b) each Proprietary Right owned or used by the Company immediately prior to the Effective Time will be owned or available for use by the Company on substantially similar terms and conditions immediately subsequent to the Effective Time hereunder, and (c) the Company has taken all reasonable action to maintain and protect each Proprietary Right that it owns or uses.

3.12                                    Litigation, Claims and Proceedings.  Except as set forth on Schedule 3.12 of the Company Disclosure Schedule, there are no actions, suits, legal or administrative proceedings or investigations pending or, to the knowledge of the Company, threatened, against or relating to the Company, its officers, directors or employees, its properties, assets or business or the transactions contemplated by this Agreement, other than any such actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13                                    Taxes.

(a)               Except as set forth on Schedule 3.13(a) of the Company Disclosure Schedule, all returns and reports of all Taxes (as hereinafter defined) required to be filed by the Company have been timely filed and are true, correct, and complete in all material respects, and all Taxes payable pursuant thereto have been timely paid.

(b)               Except as set forth on Schedule 3.13(b) of the Company Disclosure Schedule, no deficiency or adjustment in respect of any Taxes that was assessed against the Company remains unpaid and no such claim or assessment is pending or, to the knowledge of the Company, threatened.

(c)                The Company has made all withholding of Taxes required to be made under all applicable federal, state, and local tax regulations and such withholdings have either been paid on a timely basis to the respective governmental agencies or set aside in accounts for such purpose or accrued, reserved against and entered upon the books of the Company.  There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any tax return or tax liability of the Company, and to the knowledge of the Company, there is no proposed liability for any Taxes for which there is not an adequate reserve reflected on the Company financial statements. The unpaid Taxes of the Company (i) did not, as of the end of the most recent period for which financial statements have been prepared, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and (ii) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company in filing its Tax returns.

(d)               There is no dispute or claim concerning any Tax liability of the Company either (i) claimed or raised by any authority in writing, or (ii) as to which the Company has knowledge.

(e)                The Company has delivered to Parent correct and complete copies of all federal and state income Tax returns of the Company, examination reports and statements of deficiencies assessed against or agreed to by the Company for the five (5) years preceding the date hereof.  The Company is not a party to any Tax allocation or sharing agreement.

(f)                 The Company has not been a member of an affiliated group filing federal income tax returns, and does not have any liability for the Taxes of any person (other than the Company).

(g)                No item of income attributable to transactions occurring on or before the Effective Time will be required to be included in taxable income by the Company in a subsequent taxable year by reason of the Company reporting income on the installment sales method of accounting, the cash method of accounting, the completed contract method of accounting or the percentage of complete-capitalized cost method of accounting.

(h)               Except as set forth on Schedule 3.13(h) of the Company Disclosure Schedule, the Company has not made, and is under no obligation to make, payments that are or, if made, would be, “parachute payments” under Section 280G of the Code, and no such obligation will arise as a result of this Agreement or other agreements entered into in connection with this Agreement.

(i)                   No audit or other administrative or judicial proceeding with respect to any Taxes due from the Company or any Tax Return of the Company is pending or threatened in writing by any Governmental Entity. Any assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid.

(j)                  There are no encumbrances for unpaid Taxes on the assets of the Company, except for encumbrances for Taxes not yet due and payable.

(k)               No claim has been made in writing by a taxing authority in a jurisdiction where the Company does not currently file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(l)                   “Taxes” means all federal, state, county, local, foreign and other taxes and governmental assessments, including but not limited to, income taxes, estimated taxes, withholding taxes, transfer taxes, excise taxes, sales taxes, real and personal property taxes, ad valorem taxes, payroll-related taxes, employment taxes, franchise taxes and import duties, together with any related liabilities penalties, fines or additions to tax and interest.  “Tax Return” means any report, return (including information return), claim for refund, election or declaration required to be supplied to any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

3.14                                    Proprietary Rights.

(a)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, (i)  the Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Rights of third parties; (ii) the Company (and its employees with responsibility for Proprietary Rights matters) has not received any written charge, complaint, claims, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Proprietary Rights of any third party); and (iii)  no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Rights of the Company.

(b)               Schedule 3.14(b) of the Company Disclosure Schedule identifies each Proprietary Right that the Company owns.  Schedule 3.14(b) of the Company Disclosure Schedule identifies each registration that has been issued to the Company with respect to any of its Proprietary Rights, identifies each pending application for registration that the Company has made with respect to any of its Proprietary Rights, identifies each item of copyrightable Proprietary Rights (whether or not registration has been sought), and identifies each license, agreement, or other permission which Company has granted to any third party with respect to any of its Proprietary Rights, including any service, nondisclosure or escrow agreements (together with any exceptions). Schedule 3.14(b) of the Company Disclosure Schedule also identifies each trade name or unregistered trademark used by Company in connection with its business.  Except as set forth on Schedule 3.14(b) of the Company Disclosure Schedule, with respect to each Proprietary Right required to be identified on Schedule 3.14(b) of the Company Disclosure Schedule and with respect to each item of copyrightable Proprietary Rights:

(i)                                                 the Company possesses all right, title, and interest in and to the Proprietary Right, free and clear of any lien, license, or other restriction, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii)                                               the Proprietary Right is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii)                                            no Action is pending or, to the knowledge of Company, threatened that challenges the legality, validity, enforceability, manufacture, use or the ability to authorize the use (including use by way of reproduction of copies, distribution of copies, preparation of derivative works, public performance or display, or any other use of any kind or nature), sale or ownership of the Proprietary Right; and

(iv)                                          the Company has never agreed to indemnify any person for or against any interference, infringement, misappropriation, or other conflict with respect to the Proprietary Right.

(c)                                                                Schedule 3.14(c) of the Company Disclosure Schedule identifies each Proprietary Right that any third party owns and that Company uses pursuant to license, sublicense, agreement, or permission. Except as set forth on Schedule 3.14(c) of the Company Disclosure Schedule, with respect to each Proprietary Right required to be identified on Schedule 3.14(c) of the Company Disclosure Schedule:

(i)                                                 the license, sublicense, agreement, or permission covering the Proprietary Right is legal, valid, binding, enforceable against the Company and against the other parties thereto, and in full force and effect;

(ii)                                              the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable against the Company and against the other parties thereto, and in full force and effect on substantially similar terms following the Effective Time;

(iii)                                           to the knowledge of the Company, no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv)                                          no party to the license, sublicense, agreement, or permission has repudiated in writing any provision thereof;

(v)                                             with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

(vi)                                          to the knowledge of the Company, the underlying Proprietary Right is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vii)                                       no Action is pending or, to the knowledge of the Company, threatened, that challenges the legality, validity, or enforceability of the underlying Proprietary Right;

(viii)                                    the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission; and

(ix)                                          no such licenses, agreements or permissions commit the Company to continued maintenance, support, improvement, upgrade or similar obligation with respect to any of the Proprietary Rights, which obligation cannot be terminated by the Company upon notice of ninety (90) days or less.

(d)                                                               Schedules 3.14(b) and 3.14(c) of the Company Disclosure Schedule identify every material Proprietary Right necessary for the business of the Company as presently conducted.

3.15                                    Labor Relations.  None of the employees of the Company are represented by any labor union or organization.  The Company is in compliance in all material respects with all federal and state Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, hiring, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, and payroll taxes and has not engaged in any unfair labor practices.

3.16                                    Transactions with Affiliates.  Except as set forth on Schedule 3.16 of the Company Disclosure Schedule, the Company is not a party to any contract, lease, agreement, or other commitment with any officer, director, or shareholder of the Company or any Affiliate of any such person, and there are no loans outstanding from the Company to, or to the Company from, any such person or any Affiliate of any such person.

3.17                                    Permits; Compliance with Laws; Regulatory Compliance.

(a)               Schedule 3.17(a) of the Company Disclosure Schedule contains a true, correct, and complete list of all material permits, licenses, consents, and authorizations of any government or governmental authority held by the Company.  Except as set forth on Schedule 3.17(a) of the Company Disclosure Schedule, the Company holds all material permits, licenses, consents, and authorizations issued by any government or governmental authority that are necessary for the conduct of its business.

(b)               The Company has not received any written notice of any violation of any law, ordinance, regulation, permit or order applicable to the Company or the business conducted by it, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The conduct of the business of the Company, as conducted currently and within the last five (5) years prior to the Effective Time, complies with all applicable and material Laws, and the Company is not in violation in any material respect of any order, judgment or decree of any court, governmental authority or arbitration board or tribunal.

(c)                Except as set forth on Schedule 3.17(c), the business of the Company as presently conducted does not require the Company to obtain any clearance or approval under the Food, Drug and Cosmetic Act (the “FDCA”) or the regulations of the U.S. Food and Drug Administration (“FDA”) promulgated thereunder.

3.18                                                            Environmental Matters.  Except as set forth on Schedule 3.18 of the Company Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company is in compliance with all applicable Environmental Laws and with all permits, licenses and approvals required under Environmental Laws for the conduct of business; (ii) there has been no Release of any Hazardous Material at any Real Property during the period such properties were owned, leased, or operated by the Company, or any disposal or treatment by or on behalf of the Company at a third party location, in either case in concentrations or under conditions or circumstances that would reasonably be expected to result in liability to the Company under any Environmental Laws or would require reporting, investigation, remediation, or other corrective or response action by the Company under an Environmental Law; (iii) there is no pending or, to the knowledge of the Company, threatened, claim, lawsuit, administrative proceeding, information request, written notice letter or investigation against the Company alleging a violation of, or liability under or pursuant to, any Environmental Law, which violation or liability is unresolved, nor is there any order, judgment or decree that imposes any obligations under any Environmental Law, including any obligation, expressly or by operation of law, for corrective or remedial action; and (iv) there are no underground tanks, PCBs, or asbestos containing materials on the Real Property.

3.19                                    Employee Plans and ERISA.

(a)               Solely for purposes of this Section 3.19, any reference to “Affiliate” means and includes any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(b)               Schedule 3.19 of the Company Disclosure Schedule contains a true, correct and complete list of all material pension, benefit, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay and other similar plans, programs and agreements whether reduced to writing or not, relating to the employees or former employees of Company or its Affiliates (collectively the “Employee Plans”) under which or to which Company or any Affiliate contributes or has ever contributed or has been required to contribute for the benefit of its employees or former employees, and, except as set forth in Schedule 3.19, there are no Employee Plans with respect to which Company or any Affiliate has any obligations, contingent or otherwise, past or present, under applicable law or the terms of any such Employee Plan.

(c)                Neither Company nor any Affiliate has contributed to, nor does Company or any Affiliate have any past or present obligation to contribute to, any pension plan subject to

Title IV of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any multiemployer plan as defined in Section 3(37) of ERISA.

(d)               The Employee Plans have been operated and maintained in all material respects in compliance with all applicable Laws including, but not limited to ERISA, the Code and the health care continuation provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).  Company and its Affiliates have performed in all material respects all obligations required to be performed under, and are not in material violation in any respect of, and there has not been any material default or violation by any other party with respect to, any of the Employee Plans.

(e)                Neither Company nor its Affiliates has any obligation to provide life or medical insurance benefits to former or retired employees or beneficiaries thereof, including but not limited to any obligations under COBRA.

(f)                 Neither Company nor its Affiliates, nor any of their directors, officers, employees or agents, or any “party of interest” or “disqualified person,” as such terms are defined in Section 3 of ERISA and Section 4975 of the Code, has, with respect to any Employee Plan, engaged in or been a party to any nonexempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)                To the extent applicable, each Employee Plan and all amendments thereto intended to qualify under Section 401(a) of the Code have been determined by the Internal Revenue Service to so qualify, and the trusts created thereunder have been determined to be exempt from tax under the provisions of Section 501(a) of the Code.

(h)               Nothing has occurred which might cause the loss of such qualification or exemption, and no such Employee Plan has been operated in a manner which would cause it to be disqualified in its operation.

(i)                   Except as set forth on Schedule 3.19(i), the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to any material severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due any such employee or officer.

3.20                                    Properties.

(a)               Attached as Schedule 3.20 of the Company Disclosure Schedule is a description of all of the Company’s interests in real property used or occupied by it in the conduct of the Business (the “Real Property”). All Real Property leases used in the conduct of the business are described on Schedule 3.20 of the Company Disclosure Schedule, are in full force and effect, and the Company holds a valid and existing leasehold interest under each of the leases for the terms set forth on such schedule. The Company has not received any notices, demands, or other directives from any governmental bodies with jurisdiction over the Real

Property asserting that any current or past use of or condition on or about the Real Property, or any part thereof, may violate, or otherwise give rise to liability or costs under, Laws (including without limitation, Environmental Laws, as defined in Section 10.13) or any notice stating that any part of the Real Property may be subject to condemnation or similar proceedings.

(b)               Set forth on Schedule 3.20 of the Company Disclosure Schedule is a complete list of (a) each vehicle owned or leased by the Company and (b) each asset of the Company with a net book value or fair market value greater than $100,000.  The Company has good and marketable title to, or a valid leasehold interest in, all of its assets, including without limitation, the assets listed on Schedule 3.20 of the Company Disclosure Schedule, and all assets used by the Company in the conduct of its business, subject to no security interests, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All facilities, machinery, equipment, fixtures, vehicles and other tangible personal property owned, leased or used by the Company are in good operating condition and repair, normal wear and tear excepted, and are adequate and sufficient for the Company’s business, as presently conducted.

3.21                                    Insurance.

(a)               Attached hereto as Schedule 3.21(a) of the Company Disclosure Schedule is a list of all policies of fire, casualty, liability, property or other forms of insurance and all fidelity bonds held by or applicable to the Company, which Schedule sets forth in respect of each such policy the policy name, policy number, carrier, term, type of coverage, deductible amount of self-insured retention amount, limits of coverage and annual premium.  The Company has complied in all material respects with the terms and provisions of such policies.

(b)               There is no material claim pending under any of the Company’s insurance policies as which coverage has been denied or disputed by the underwriters of such policies.

(c)                To the knowledge of the Company, there has been no threatened termination of, or material premium increase outside the ordinary course of business with respect to, any of the Company’s insurance policies.

(d)               Except as set forth on Schedule 3.21(d), the consummation of the Merger will not cause the termination or modification of any of the Company’s insurance policies.

3.22                                    Brokerage and Related Fees.  Except as set forth on Schedule 3.22 of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other person is entitled to any investment bankers’ fees, brokerage commissions, finders’ fees, or similar compensation in connection with the Merger based on any arrangement or agreement made by or on behalf of the Company.

3.23                                    Knowledge.  Whenever a representation or warranty is made to the knowledge of the Company, or similar words, it will mean the actual knowledge of the executive officers of the Company after reasonable inquiry from those persons who report directly to such executive officers.  Executive officers shall have the meaning set forth in Rule 3b- 7of the Exchange Act.

3.24                                    Anti-Takeover Provisions.  The Company is not party to a shareholders rights agreement, “poison pill” or similar agreement or plan. None of the requirements or restrictions of (a) the Nevada “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, or (b) the Nevada “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, inclusive (each, a “Takeover Statute” and together, the “Takeover Statutes”) would apply to prevent the consummation of any of the transactions contemplated by this Agreement, including the Merger. The Company Board has adopted such resolutions as are necessary so that the Takeover Statutes are rendered inapplicable to the Merger and the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and the Merger Sub herby jointly and severally represent and warrant to the Company as of the date of this Agreement as follows:

4.1                                           Existence; Good Standing; Corporate Authority.

(a)               Parent is a corporation duly incorporated, validly existing, and in good standing under the laws of  Delaware, except where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Merger Sub is a corporation duly incorporated, validly existing, and in good standing under the laws of Nevada, except where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Each of Parent and Merger Sub has all requisite corporate power and authority to own, operate, and lease its properties and carry on its business as presently conducted and as proposed to be conducted.

4.2                                           Authorization, Validity, and Effect of Agreements.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby.  The consummation by each of Parent and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes, and all agreements and documents contemplated hereby (when executed and delivered) will constitute, the valid and legally binding obligations of Parent and Merger Sub enforceable in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, or similar Laws relating to creditors’ rights and general principles of equity.

4.3                                           No Violation; Consents.

(a)               Neither the execution and delivery by Parent and Merger Sub of this Agreement and all agreements and documents contemplated hereby, nor the consummation by

Parent and Merger Sub of the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof, will: (i) conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of Parent or Merger Sub; (ii) violate any law, statute, rule, regulation, judgment, or decree applicable to Parent or Merger Sub (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties of Parent or Merger Sub under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, loan agreement, deed of trust, or any license, franchise, permit, lease, contract, agreement or other instrument, commitment, or obligation to which Parent or Merger Sub is a party, or by which Parent or Merger Sub or any of their properties is bound or affected; or (iv) subject to compliance with the requirements set forth in Section 4.3(b), require any Consent of any Governmental Entity, except for any conflicts, violations, breaches, defaults, alterations, terminations, amendments, accelerations, cancellations or liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               No Consent of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Secretary of State of the State of Nevada and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business; (ii) the filing of the Company Proxy Statement with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) such other Consents which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4                                           Litigation, Claims and Proceedings.  Except as set forth on Schedule 4.4 of the Parent and Merger Sub Disclosure Schedule, there are no actions, suits, legal or administrative proceedings or investigations pending or threatened, against or relating to the Parent or Merger Sub, their officers, directors or employees, their properties, assets or business or the transactions contemplated by this Agreement, in each case that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.5                                           Brokerage and Related Fees.  Except as set forth on Schedule 4.5 of the Parent and Merger Sub Disclosure Schedule, no broker, investment banker, financial advisor or other person is entitled to any investment bankers’ fees, brokerage commissions, finders’ fees, or similar compensation in connection with the Merger based on any arrangement or agreement made by or on behalf of Parent or Merger Sub.

4.6                                           Financial Capacity; Solvency.

(a)               Parent has, and at the Effective Time will have, sufficient funds available, by combination of cash on hand and committed debt financing, to pay the Merger Consideration and otherwise consummate the Merger and perform Parent and Merger Sub’s obligations hereunder.

(b)               Immediately after giving effect to the Merger and the other transactions contemplated hereby, including the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby, assuming the accuracy of the representations and warranties of the Company set forth in Article III, the Surviving Corporation will be solvent, at and immediately after the Effective Time.

ARTICLE V

COVENANTS

5.1                                           Conduct of Business Prior to the Effective Time.  From the date hereof until the Effective Time, except as otherwise provided in this Agreement or consented to in writing by Parent (which consent will not be unreasonably withheld or delayed), the Company will:  (a) conduct the business of the Company in the ordinary course of business; and (b) use reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. From the date hereof until the Effective Time, except as consented to in writing by Parent (which consent will not be unreasonably withheld or delayed), the Company will not take any action that would cause any of the changes, events or conditions described in Section 3.8 to occur.

5.2                                           Filings; Other Action.  Subject to the terms and conditions herein provided, the Company and Parent will and will cause any appropriate other party to:  (a) use reasonable efforts to cooperate with one another in (i) determining what filings, if any, are required to be made prior to the Effective Time with, and which Consents are required to be obtained prior to the Effective Time from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such Consents and (b) use reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper, or appropriate to consummate and make effective the transactions contemplated by this Agreement.

5.3                                           No Solicitation.

(a)               The Company will not, and will not authorize or permit its directors, officers, employees, advisors and investment bankers (with respect to any person, the foregoing persons are referred to herein as such person’s “Representatives”) to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or knowingly encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or, subject to Section 5.3(b), (i) enter into, participate or engage in, or maintain or continue any discussions or negotiations relating to, any Takeover Proposal with any person other than Parent or Merger Sub, (ii) furnish to any person other than Parent or Merger Sub any non-public information that the Company believes would be used for the purposes of formulating or furthering any Takeover Proposal, (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company, or (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”). The Company will cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and will use its reasonable efforts to cause any such third party (or its Agents) in possession of non-public information in respect of the Company that was furnished by or on behalf of the Company to return or destroy (and confirm destruction of) all such information.

(b)               Notwithstanding Section 5.3(a), prior to the receipt of the Requisite Company Vote, the Company Board, directly or indirectly through any Representative, may (i) participate in negotiations or discussions with any third party that makes a bona fide, unsolicited Takeover Proposal that the Company Board believes in good faith, after consultation with outside legal counsel and an independent financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement will be promptly provided for informational purposes only to Parent), and/or (iii) take any action that any court of competent jurisdiction orders the Company to take.

(c)                The Company will notify Parent promptly after receipt by the Company (or any of its Representatives) of any Takeover Proposal. In such notice, the Company will identify the third party making, and provide a reasonably detailed summary of the material terms and conditions of, any such Takeover Proposal.

(d)               Subject to Sections 5.3(e), (f) and (g), from the date hereof to the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, neither the Company Board nor any committee thereof  will (i) withhold, change, amend, withdraw or qualify (or modify in a manner adverse to Parent) or propose to withhold, change, amend, withdraw or qualify (or modify in a manner adverse to Parent) the approval, recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby (each such action set forth in this Section 5.3(d)(i) being referred to as a “Change of Board Recommendation”); (ii) adopt, approve, recommend or otherwise declare advisable the adoption of any Takeover Proposal, publicly propose to adopt, approve or recommend any Takeover Proposal or publicly take a neutral position or no position with respect to a Takeover Proposal; (iii) submit any Takeover Proposal or any matter related thereto to the vote of the shareholders of the Company or (iv) resolve or agree to take any of the actions described in the foregoing clauses (i)-(iii).

(e)                Notwithstanding anything to the contrary contained herein, but subject to Sections 5.3(f) and 5.3(g), prior to the date of approval of this Agreement by the shareholders of the Company, the Company Board may effect a Change of Board Recommendation:

(i)                                                 if the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that, in light of an Intervening Event, the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law; or

(ii)                                              if the Company Board reasonably determines in good faith, after consultation with outside legal counsel and its independent financial advisor, that, in light of the Company’s receipt of a Superior Proposal, the failure to take such action would reasonably be expected to breach the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law.

(f)                 If the Company Board intends to effect a Change of Board Recommendation as a result of an Intervening Event, prior to making such Change of Board Recommendation, the Company will (a) provide written notice to Parent (an “Intervening Event Notice”) advising Parent that the Company Board intends to make such Change of Board Recommendation and specifying the nature of the Intervening Event and (b) to the extent possible given the nature of the Intervening Event, negotiate with and cause its financial and legal advisors to negotiate with Parent and its representatives in good faith during the five (5) Business Day period after Parent receives the Intervening Event Notice (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that the Company Board would not be required to make such Change of Board Recommendation in order to meet its fiduciary duties owed to the shareholders of the Company under applicable Law.

(g)                If the Company receives a Superior Proposal, it will (a) provide written notice to Parent (a “Superior Proposal Notice”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the party making such Superior Proposal and indicating that the Company Board intends to effect a Change of Board Recommendation and (b) negotiate with and cause its financial and legal advisors to negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such third party proposal or offer would cease to constitute a Superior Proposal.  The Company may only accept a Superior Proposal if, following the end of the five (5) Business Day period after Parent receives the Superior Proposal Notice, the Company Board (based upon advice by its outside financial advisor and legal counsel), determines in good faith, taking into account any changes to this Agreement proposed in writing by Parent in response to the Superior Proposal Notice or otherwise, that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided, that any material modifications to such third party proposal or offer that the Company Board has determined to be a Superior Proposal will be deemed a new Superior Proposal and the Company will be required to again comply with the requirements of this section.

5.4                                           Shareholders Meeting; Preparation of Proxy Materials and Schedule 13E-3.

(a)               Subject to the terms set forth in this Agreement, the Company will take all action necessary to duly call, give notice of, convene and hold a special meeting of the holders of the Company Common Stock to consider the adoption of this Agreement (“Company Shareholders Meeting”) as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, the Company will mail the letter to the shareholders, notice of meeting, proxy statement and forms of proxy (collectively, the “Company Proxy Statement”), to be filed with the SEC in connection with this Agreement to the holders of Company Common Stock in advance of such meeting.  Subject to Section 5.3 hereof, the Company Proxy Statement will include the favorable recommendation from the Company Board.  Subject to Section 5.3 hereof, the Company will use reasonable efforts to (i) solicit from the holders of Company Common Stock proxies in favor of the adoption of this Agreement and approval of the Merger and (ii) take all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval. The Company will keep Parent and Merger Sub updated with respect to proxy solicitation results as requested by Parent and Merger Sub. Once the Company Shareholders Meeting has been called and noticed, the Company will not postpone or adjourn the Company Shareholders Meeting without the consent of Parent (other than (i) in order to obtain a quorum of its shareholders or (ii) as reasonably determined by the Company to comply with applicable Law). Notwithstanding anything contained herein to the contrary, the Company will not be required to hold the Company Shareholders Meeting if this Agreement is terminated before the meeting is held.

(b)               In connection with the Company Shareholders Meeting, as soon as reasonably practicable following the date of this Agreement the Company, with the assistance of Parent and Merger Sub, will prepare and file the Company Proxy Statement with the SEC. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub

will jointly prepare and cause to be filed a Schedule 13E-3 with the SEC to the extent required by applicable Law.  Each of the Company, Parent and Merger Sub will use its reasonable efforts so that the Company Proxy Statement and any required Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Proxy Statement and any required Schedule 13E-3. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish the Company the information relating to it required by the Exchange Act to be set forth in the Company Proxy Statement and any required Schedule 13E-3. The Company will use its reasonable efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Company Proxy Statement or Schedule 13E-3 as promptly as practicable after receipt thereof and to cause the Company Proxy Statement and any required Schedule 13E-3 in definitive form to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following filing with the SEC. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Company Proxy Statement and any required Schedule 13E-3 which will have become false or misleading and the Company will promptly prepare and mail to its shareholders an amendment or supplement setting forth such correction. The Company will as soon as reasonably practicable notify Parent of the receipt of any comments from the SEC with respect to the Company Proxy Statement and any required Schedule 13E-3 and any request by the SEC for any amendment to the Company Proxy Statement or any required Schedule 13E-3 or for additional information.

5.5                                           Notice of Certain Events.  The Company will notify Parent and Merger Sub, and Parent and Merger Sub will notify the Company, promptly of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any legal actions commenced, or to such party’s knowledge, threatened, against the Company or the Parent, as applicable, that are related to the transactions contemplated by this Agreement, and (iv) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 6.3 of this Agreement (in the case of the Company) or Section 6.2 of this Agreement (in the case of Parent and Merger Sub), to be satisfied. In no event will (x) the delivery of any notice by a party pursuant to this Section 5.5 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Company Disclosure Schedule or constitute an exception to any representation or warranty.  This Section 5.5 will not constitute a covenant or agreement for purposes of Section 6.2(a) or Section 6.3(a).

5.6                                           Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such expenses.

5.7                                           Banking Matters.  The Company will take all such action to remove the current authorized signatories from the Company’s bank accounts and credit lines and to substitute officers of Merger Sub designated by Parent as such authorized signatories as of the Effective Time.

5.8                                           Directors of the Company.  All directors of the Company will submit their resignations, effective concurrently with the Effective Time.

5.9                                           Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby will be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby will be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld or delayed), except as such release or announcement may be permitted by Section 5.3 or required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement will consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

5.10                                    Indemnification of Directors and Officers.

(a)               For a period of six years from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless all past and present directors, officers and employees of the Company (the “Indemnified Persons”) to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Articles of Incorporation and Bylaws and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers and employees of the Company arising out of acts or omissions in their capacity as directors, officers or employees of the Company occurring at or prior to the Effective Time. Parent and the Surviving Corporation will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action with respect to the matters subject to indemnification pursuant to this Section 5.8(a) in accordance with the procedures set forth in the Company Articles of Incorporation, Bylaws and indemnification agreements, if any, in existence on the date of this Agreement.  In no event shall the Parent or the Surviving Corporation be required to indemnify and hold harmless, or advance expenses to, the Indemnified Persons under this Section 5.8(a), to any greater extent than that required under applicable Law, the Company Articles of Incorporation and Bylaws and indemnification agreements, if any, in existence on the date of this Agreement.

(b)               For a period of six years from and after the Effective Time, Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Articles of Incorporation and Bylaws. Parent will cause the indemnification agreements, if any, in existence on the date of this

Agreement with any of the directors, officers or employees of the Company to continue in full force and effect in accordance with their terms following the Effective Time.

(c)                For six years from and after the Effective Time, Parent will cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent will cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)               In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 5.10.

(e)                The obligations under this Section 5.10 will not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10 applies will be third party beneficiaries of this Section 5.10).

5.11                                    Parent Agreement Concerning Merger Sub.   Parent agrees to cause Merger Sub to comply with its obligations under this Agreement.

5.12                                    Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares, Company Stock Options or Warrants pursuant to this Agreement and the Merger will be an exempt transaction for purposes of Section 16. Prior to the Effective Time, the Company will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company on or after the date hereof with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non- exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

5.13                                    Stock Deregistration.  The Company will cooperate with Parent, which will use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the SEC to cause the deregistration of the Shares under the Exchange Act as promptly as practicable after (and not in any event prior to) the Effective Time.

5.14                                    Takeover Statutes.  If any Takeover Statute is or may become applicable to the Company, Parent or any of the transactions contemplated by this Agreement, the parties will use their respective reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Company, Parent or any of the transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action reasonably necessary (including, in the case of the Company and the Company Board, grant all necessary approvals or amend the Company’s bylaws) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to lawfully eliminate or minimize the effects of such statute, regulation or provision on the Merger and the other transactions contemplated by this Agreement.

5.15                                    Participation in Litigation.  Prior to the Effective Time, (a) the Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, of any Actions commenced or, to the knowledge of such party, threatened, against such party and/or its directors which relate to this Agreement or the transactions contemplated by this Agreement, and (b) the Company will give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the transactions contemplated by this Agreement, at Parent’s sole cost and expense, and no such Action will be settled or compromised without Parent’s prior written consent (which consent should not be unreasonably withheld, conditioned or delayed).

ARTICLE VI

CONDITIONS

6.1                                           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)               This Agreement and the Merger will have been approved by the Requisite Company Vote on or before December 31, 2014.

(b)              None of the parties hereto will be subject to any order or injunction of a court of competent jurisdiction that prohibits the consummation of the transactions contemplated by this Agreement.  In the event any such order or injunction will have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted or order reversed.

(c)                All consents, authorizations, orders, and approvals of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery, and performance of this Agreement will have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time.

(d)               No Action will be pending or threatened by or before any court or governmental body in which an unfavorable judgment, order, or decree would prevent any of the transactions contemplated hereby or cause any such transaction to be declared unlawful or rescinded or that would reasonably be expected to cause a Company Material Adverse Effect.

6.2                                           Conditions to Obligation of the Company to Effect the Merger.  In addition to the conditions set forth in Section 6.1 above, the obligation of the Company to effect the Merger will be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)               Each of Parent and Merger Sub will have performed in all material respects its agreements and covenants contained in this Agreement required to be performed on or prior to the Closing Date.

(b)               Other than the representations and warranties of Parent and Merger Sub contained in Section 4.2 (Authorization, Validity, and Effect of Agreements), the representations and warranties of Parent and Merger Sub contained in this Agreement and in any document delivered in connection herewith (disregarding for this purpose any limitation or qualification by “materiality” or “Parent Material Adverse Effect”) will be true and correct as of the Closing Date, and the Company will have received a certificate of the President or a Vice President of each of Parent and Merger Sub, dated the Closing Date, certifying to such effect; provided, however, that notwithstanding anything herein to the contrary, this Section 6.2(b) will be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure to perform or the failure of any of the representations or warranties to be so true and correct would have or would reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                The representations and warranties of Parent and Merger Sub contained in Section 4.2 (Authorization, Validity, and Effect of Agreements) will be true and correct in all respects as of the date hereof and as of the Closing Date, as if made on the Closing Date.

(d)               There will have been delivered to the Company certificates, dated within five days of the Closing Date, (i) of the Secretary of State of the State of Delaware, with respect to the incorporation and good standing of Parent and (ii) of the Secretary of State of the State of Nevada, with respect to the incorporation and good standing of Merger Sub.

(e)                All consents and approvals of any third parties required in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will have been obtained and delivered to the Company.

(f)                 There will have been delivered to the Company certificates, dated the Closing Date, of the President or Vice President and Secretary, respectively, of Parent and Merger Sub, attaching a true and complete copy of the resolutions of the Board of Directors of Parent and Merger Sub approving the execution and delivery of this Agreement and authorizing the consummation of the transactions contemplated hereby.

(g)                Each of Parent and Merger Sub will have delivered to the Company a certificate of the President or a Vice President of Parent and Merger Sub, respectively, dated the Closing Date, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

6.3                                           Conditions to Obligation of Parent and Merger Sub to Effect the Merger.  In addition to the conditions set forth in Section 6.1 above, the obligations of Parent and Merger Sub to effect the Merger will be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)               The Company will have performed in all material respects its agreements and covenants contained in this Agreement required to be performed on or prior to the Closing Date.

(b)               Other than the representations and warranties of the Company contained in Section 3.2 (Authorization, Validity, and Effect of Agreements) and Section 3.3 (Capitalization), the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith (disregarding for this purpose any limitation or qualification by “materiality” or  “Company Material Adverse Effect”) will be true and correct as of the Closing Date as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, this Section 6.3(b) will be deemed to have been satisfied even if such representations or warranties are not true and correct, unless the failure to perform or the failure of any of the representations or warranties to be so true and correct would have or would be reasonably likely to have a Company Material Adverse Effect.

(c)                The representations and warranties of the Company contained in Section 3.2 (Authorization, Validity, and Effect of Agreements) and Section 3.3 (Capitalization) will be true and correct in all respects (except, in the case of Section 3.3, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as if made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(d)               Other than with respect to a default identified in the Company Disclosure Schedule as of the date of this Agreement, the Company will not be in default of any obligation, where said default cannot be cured by the Closing Date, under any of the Material Contracts, unless any such defaults, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(e)                There will have been delivered to Parent (i) a certificate of the Secretary of State of Nevada and any other state where the Company is qualified to do business as to the good standing of the Company as of a date not more than fifteen (15) Business Days prior to the Closing Date and (ii) a certificate of the Secretary of State of Delaware and any other state where Corgenix, Inc. is qualified to do business as to the good standing of Corgenix, Inc., as of a date not more than fifteen (15) Business Days prior to the Closing Date.

(f)                 There will have been no change in the financial condition or results of operations of the Company from that reflected in the balance sheet of the Company so as to result, or be reasonably likely to result, in a Company Material Adverse Effect.

(g)                There will have been delivered to Parent a certificate dated as of the Closing Date, duly executed by the Secretary the Company given by him or her on behalf of the Company and not in his or her individual capacity, certifying as to an attached copy of the resolutions of the shareholders of the Company authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded.

(h)               There will have been delivered to Parent the consents set forth on Schedule 3.5.

(i)                   There will have been delivered to Parent an agreement, in form and substance satisfactory to the Parent, confirming the termination of that certain First Amended and Restated Joint Product Development Agreement, by and between the Company, Financiere ELITech SAS, and Wescor, Inc., dated July 28, 2011, duly executed by the parties thereto.

(j)                  There will have been delivered to the Parent evidence satisfactory to the Parent of the termination and release of the certain liens annotated on Schedule 3.10 as subject to this Section 6.3(j).

(k)               No Action will be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would prevent consummation of the Merger or the transactions contemplated by this Agreement.

(l)                   Dissenting Shares will not constitute more than ten percent (10%) of the Shares issued and outstanding as of the record date for, and entitled to vote at, the Company Shareholders Meeting.

(m)           The Company will have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b), 6.3(c) and 6.3(f).

6.4                                           Frustration of Closing Conditions  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

SURVIVAL

7.1                               Survival of Representations.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 7.1 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. The confidentiality provisions of Article IX will (a) survive termination of this Agreement in accordance with their terms and (b) terminate as of the Effective Time.

ARTICLE VIII

TERMINATION

8.1                                           Termination By Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company) by mutual written consent of Parent, Merger Sub and the Company.

8.2                                           Termination By Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)               if the Merger has not been consummated on or before December 31, 2014 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(a) will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(b)               if any Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order will have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Law or Order; or

(c)                if this Agreement has been submitted to the shareholders of the Company for adoption at a duly convened Company Shareholders Meeting and the Requisite Company Vote will not have been obtained at such meeting (including any adjournment or postponement thereof).

8.3                                           Termination By Parent.  This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company)

(a)               if there will have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Sections 6.3(a), 6.3(b) or 6.3(c) would not be satisfied and such breach is incapable of being cured by the End Date; provided that Parent will have given the Company at least 30 days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 8.3;

(b)               the Company Board will have effected and not withdrawn a Change of Board Recommendation; or

(c)                if prior to the receipt of the Requisite Company Vote at the Company Shareholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.3(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal.

8.4                                           Termination By the Company.  This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.4(b) immediately below, any approval of this Agreement by the shareholders of the Company):

(a)               if prior to the receipt of the Requisite Company Vote at the Company Shareholders Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.3(b) hereof, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; or

(b)               if there will have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.2(a) or (b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that the Company will have given Parent at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4(b).

8.5                                           Effect of Termination.  In the event of the termination of this Agreement in accordance with this Article, this Agreement will forthwith become void and there will be no liability on the part of any party hereto except as set forth in this Article VIII, Article IX and Article X hereof.

8.6                                           Parent Termination Fee.

(a)               In the event that:

(i)                                     (A) a bona fide proposal or offer with respect to a Takeover Proposal will have been proposed or communicated (and not withdrawn), after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a) or Section 8.2(c) and (C) within 12 months after the termination of this Agreement, the Company consummates, or enters into a definitive agreement in connection with, any such Takeover Proposal); provided that for purposes of this Section 8.6(a), all references to “20%” in the definition of “Takeover Proposal” will be deemed to be references to “50%”;

(ii)                                  this Agreement is terminated by Parent pursuant to Section 8.3; or

(iii)                               this Agreement is terminated by the Company pursuant to Section 8.4(a),

then the Company will pay to Parent or its designees an amount (the “Parent Termination Fee”) equal to the sum of (x) $324,000, plus (y) all of the out-of-pocket fees and expenses, not to exceed $400,000 (including, without limitation, all fees and expenses of counsel and accountants), incurred by Parent, Merger Sub or their Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, by wire transfer of same day funds as promptly as possible (but in any event (A) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii), (B) within two (2) Business Days following the entry by the Company into the definitive agreement in connection with a Takeover Proposal in the case of a termination referred to in clause (i) or (C) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii)); it being understood that in no event will the Company be required to pay the Parent Termination Fee on more than one occasion.

(b)               In the event that the Company fails to pay the Parent Termination Fee when due and in accordance with the requirements of this Agreement, the Company will reimburse Parent for reasonable costs and expenses actually incurred or accrued by Parent (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.6, together with interest on such unpaid Parent Termination Fee commencing on the date that the Parent Termination Fee became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 3.00%. Such collection expenses will not otherwise diminish in any way the payment obligations hereunder.

(c)                Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.6 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amount payable pursuant to Section 8.6(a) is not a penalty but rather constitutes an amount akin to liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement and (iii) without the agreements contained in this Section 8.6, Parent would not have entered into this Agreement.

8.7                                           Company Termination Fee.

(a)               In the event that this Agreement is terminated by the Company pursuant to Section 8.4(b),then Parent will pay to the Company or its designees an amount (the “Company Termination Fee”) equal to the sum of (x) $648,000, plus (y) all of the out-of-pocket fees and expenses, not to exceed $400,000 (including, without limitation, all fees and expenses of counsel and accountants), incurred by the Company or its Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, by wire transfer of same day funds as promptly as possible (but in any event within five (5) Business Days after such termination; it being understood that in no event will Parent be required to pay the Company Termination Fee on more than one occasion.

(b)               In the event that Parent fails to pay the Company Termination Fee when due and in accordance with the requirements of this Agreement, Parent will reimburse the Company for reasonable costs and expenses actually incurred or accrued by the Company (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.7, together with interest on such unpaid Company Termination Fee commencing on the date that the Company Termination Fee became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 3.00%. Such collection expenses will not otherwise diminish in any way the payment obligations hereunder.

(c)                Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.7 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amount payable pursuant to Section 8.7(a) is not a penalty but rather constitutes an amount akin to liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement and (iii) without the agreements contained in this Section 8.7, the Company would not have entered into this Agreement.

8.8                                           Sole Remedy.  The parties hereto acknowledge and agree that the remedies provided in Section 5.10, Section 8.6, Section 8.7 and Section 10.10 will be the parties’ sole and exclusive remedies for any breaches of this Agreement or any Action arising from or related to the transactions contemplated by this Agreement, other than in the case of fraud.  Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Parent Termination Fee becomes payable and is paid by the Company pursuant to Section 8.6, the Termination Fee will be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.  Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Company Termination Fee becomes payable and is paid by the Parent pursuant to Section 8.7, the Company Termination Fee will be the Company’s sole and exclusive remedy for monetary damages under this Agreement.

ARTICLE IX

CONFIDENTIALITY

9.1                                           Confidentiality Covenants.  Parent, Merger Sub and the Company acknowledge that each may have received access to Confidential Information (as hereinafter defined) of the other in the course of investigations and negotiations prior to Closing.  Each party who receives any Confidential Information (a “Receiving Party”) from any other party hereto (the “Disclosing Party”), may disclose any such Confidential Information to such party’s employees, attorneys, accountants, financial advisors or agents or representatives that have a need to know such Information to facilitate or assist with the consummation of the transactions contemplated hereby (collectively, “Agents”).  Subject to the foregoing exception, and the exception hereinafter set forth in Section 9.2 below (i) a Receiving Party will keep, and will cause its Agents to keep, all Confidential Information received from a Disclosing Party hereunder strictly confidential and will not disclose, and will cause its Agents not to disclose, any such Confidential Information to any third party; and (ii) any Receiving Party and its Agents will not make any uses of Confidential Information received from a Disclosing Party except to facilitate or assist with the consummation of the transactions contemplated hereby.  Confidential Information will include any business, financial, technical or other information, including, but not limited to, business plans, forecasts, marketing plans or initiatives, customer, client and vendor lists, training materials developed by the Disclosing Party, information regarding the identities, qualifications and compensation being paid to key employees, information received from customers, vendors or clients with the expectation, whether explicit or implicit, that such information would be protected from disclosure or dissemination to third parties, and other information the value of which to the Disclosing Party is dependent on the non-disclosure of such information.  Confidential Information will not include information that, although disclosed or made available by a Disclosing Party or any of its Representatives to a Receiving Party or any of its Agents, (i) can be obtained by persons not subject to confidentiality or use restrictions from public sources, including periodicals, government and industry publications and other media that is readily accessible to the public or competitors of the Disclosing Party, (ii) has been disclosed by the Disclosing Party or any of its Agents to any unaffiliated third parties without the imposition of any restrictions or prohibitions on disclosure or use thereof and has been, as a result, disclosed by that third party to other third parties, or (iii) information that the Receiving Party can demonstrate convincingly was in its possession prior to its disclosure to the Receiving Party by the Disclosing Party or any of its Agents, provided that the Receiving Party had not obtained possession of such Confidential Information from any one that the Receiving Party knew or should have known was subject to restrictions on its right to disclose such information to the Receiving Party, either pursuant to an agreement or by reason of his position or relationship with the Disclosing Party.

9.2                                           Disclosure Pursuant to Legal Process.  If a Receiving Party is required by subpoena or other legal process, or by Laws applicable to it, to disclose or produce any Confidential Information belonging to a Disclosing Party, then, the Receiving Party will (i) provide the Disclosing Party prompt notice thereof and copies, if possible, and, if not, a description, of the Confidential Information requested or required to be produced so that Disclosing Party may seek an order to quash such subpoena or other legal process or an appropriate protective order or may elect to waive compliance with the provisions of this Article IX as to any portion or all of such Confidential Information (ii) consult with the Disclosing  Party as to the advisability of taking legally available steps to quash or narrow such request, and

(iii) provide such reasonable cooperation as the Disclosing Party may request in connection with efforts by the Disclosing Party to quash the subpoena or other legal process or to obtain a protective order with respect to the Confidential Information being sought.  If, in the absence of a protective order or the receipt of a waiver hereunder, a Receiving Party is nonetheless, in the opinion of his legal counsel, compelled to disclose or produce any such Confidential Information of the Disclosing Party to any tribunal legally authorized to request and entitled to receive such Confidential Information or to any government agency with which the Receiving Party is required by law to file any such Confidential Information or otherwise stand liable for contempt or suffer other censure or penalty or liability, the Disclosing Party may disclose or produce such Confidential Information to such tribunal or government agency, notwithstanding the fact that such information may, as a result become available to the public, without incurring liability hereunder to the Disclosing Party; provided, however, that the Receiving Party will give the Disclosing Party written notice of the Confidential Information to be so disclosed or produced as far in advance of its disclosure or production as is practicable and will use its reasonable efforts to obtain, to the greatest extent practicable, an order or other reliable assurance that confidential treatment will be accorded to such Confidential Information so required to be disclosed or produced.

9.3                                           Termination of Confidentiality Obligations.  The obligations of the parties under this Article IX will terminate on the Closing of the transactions contemplated hereby.  In the event of a termination of this Agreement, the respective obligations under this Article IX will survive for a period of five (5) years from the date of such termination.

ARTICLE X

GENERAL PROVISIONS

10.1                                    Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.1):

If to the Company:	11575 Main Street, Suite 400
Broomfield, CO 80020
Facsimile: 303-457-4519
E-mail: Dsimpson@Corgenix.com and Wcritchfield@Corgenix.com
Attention: Chief Executive Officer and Chief Financial Officer

with a copy to:	Husch Blackwell LLP
(which will not	Facsimile: 303-749-7272
constitute notice to	E-mail: Robert.Attai@huschblackwell.com
the Company)	Attention: Robert Attai

If to Parent or	c/o Water Street Healthcare Partners
Merger Sub:	333 West Wacker Drive, Suite 2800
Chicago, IL 60606
Attention: Rob Womsley and Jeff Holway

with a copy to:	Much Shelist, PC
(which will not	Facsimile: 312-521-2100
constitute notice to	E-mail: mshaw@muchshelist.com
Parent or Merger Sub)	Attention: Michael Shaw

and (which will not	Kirkland & Ellis LLP
constitute notice to	300 North LaSalle
Parent or Merger Sub)	Chicago, IL 60654
Attention: Martin A. DiLoreto Jr., P.C.

10.2                                    Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Exhibits, the Company Disclosure Schedule, the Parent and Merger Sub Disclosure Schedule, the confidentiality agreements between the parties hereto and any schedules or agreements delivered or to be delivered in connection with this Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto and (b) are not intended to confer upon any person other than the parties hereto any rights or remedies.  No information previously provided, or any addition to or modification of any provision of this Agreement will be binding upon any party hereto unless made in writing and signed by all parties hereto.

10.3                                    Governing Law; Venue.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware (except that the NRS shall govern (a) the internal affairs of the Company and Merger Sub and any other entities that are organized and existing under the Laws of the State of Nevada, including the fiduciary duties of the directors and officers thereof, (b) the Merger, and (c) all other provisions of, or transactions contemplated by, this Agreement, or any other matters, to which the NRS mandatorily applies), without giving effect to any applicable principles of conflict of laws that would cause the laws of another jurisdiction to govern this Agreement.  All actions arising out of or relating to this Agreement will be heard and determined exclusively in any state or federal court sitting in the State of Delaware.  Consistent with the preceding sentence, each of the parties hereto hereby (x) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (y) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

10.4                                    Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.  Executed counterparts transmitted by fax or PDF signature will be effective as originals.

10.5                                    Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and will be given no substantive or interpretive effect whatsoever.

10.6                                    Interpretation.  In this Agreement, unless the context otherwise requires, words describing the singular number will include the plural and vice versa, and words denoting any gender will include all genders and words denoting natural persons will include corporations and partnerships and vice versa.  The parties have participated jointly in the negotiation and drafting of this Agreement with the advice of counsel. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

10.7                                    Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.  The waiver by any party hereto of a breach of any provision hereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.  No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, will operate as a waiver of any such right, power or remedy of the party.  No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, will preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.  The election of any remedy by a party hereto will not constitute a waiver of the right of such party to pursue other available remedies.  No notice to or demand on a party not expressly required under this Agreement will entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

10.8                                    Incorporation of Exhibits.  The Company Disclosure Schedule, the Parent and Merger Sub Disclosure Schedule and all Exhibits and schedules attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

10.9                                    Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction unless the same is material to the terms of this Agreement, in the judgment of either party to this Agreement, in which case the parties will negotiate in good faith to revise the same so as to be valid or enforceable.  If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

10.10                             Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, or were threatened to be breached.  It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

10.11                             Consent.  Whenever the consent or approval of a party is required by the terms of this Agreement, unless otherwise provided, the same will not be unreasonably withheld or delayed.

10.12                             Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent will be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

10.13                             Definitions.  For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in any confidentiality agreement among the parties hereto.

“Action” means any litigation, suit, claim, arbitration, claim, demand letter, action, proceeding (whether at law, in equity, in contract in tort or otherwise) or other investigation, including any of the foregoing conducted by or before any Governmental Entity.

“Affiliate” means any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a person.

“Business Day” means any day, other than Saturday, Sunday or any day on which banking institutions located in Nevada are authorized or required by Law or other governmental action to close.

“Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect (x) that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Merger or performance by the Company of any of its material obligations under this Agreement or (y) that is, or would reasonably be expected to be, materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account for purposes of the preceding clause (y) in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conduct business to the extent the Company is not materially and disproportionately affected thereby relative to other companies in the life sciences industry; (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, to the extent the Company is not materially and disproportionately affected thereby relative to other companies in the life sciences industry; (c) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including  the Merger, including any litigation resulting therefrom, any cancellation of or delays in customer orders, and any disruption in supplier, distributor, partner or similar relationships; (d) any change arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (f) any hurricane, earthquake, flood, or other natural disasters or acts of God; (g) changes in Laws after the date hereof, to the extent the Company is not materially and disproportionately affected thereby relative to other companies in healthcare & pharmaceuticals industry; (h) changes in GAAP after the date hereof, to the extent the Company is not materially and disproportionately affected thereby relative to other companies in the life sciences industry; (i) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)- (h) or (j) of the definition); or (j) a decline in the price of the Company Common Stock on the OTCBB (it being understood that the facts and circumstances giving rise to such decline may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)- (i) of the definition).

“Environmental Laws” means all applicable federal, state and local statutes, laws, regulations, rules, ordinances, codes, licenses, permits, orders, standards, guidelines, policies, and similar items of any governmental authority having jurisdiction and all applicable judicial, administrative, and regulatory decrees, judgments, and orders and common law relating to the protection of human health and safety, natural resources or the environment including, without limitation, all requirements pertaining to the reporting, licensing, permitting, use, handling, generation, storage, treatment, transportation, disposal, release, discharge, investigation, and remediation of Hazardous Material.

“Hazardous Material”  means  any substance, material or agent, including any constituent, raw material, product or byproduct thereof,  (i) the presence of which requires reporting, investigation or remediation under any applicable statute, regulation, ordinance or order; or (ii) which is defined as a “hazardous waste,” “hazardous substance,” pollutant or contaminant, including petroleum, under any statute, regulation, rule, or ordinance of any governmental authority having jurisdiction; or (iii) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any governmental authority having jurisdiction.

“Intervening Event” means a material event, change or development with respect to the Company and the Company Subsidiaries taken as a whole arising after the date of this Agreement, which is (i) unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement and (ii) becomes known to or by the Company Board prior to the Effective Time; provided, however, that in no event will the receipt of a Takeover Proposal or Superior Proposal constitute an Intervening Event.

“Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Liability” means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Order” means any order, writ, assessment, decision, injunction, decree, ruling or judgment of a Governmental Entity whether temporary, preliminary or permanent.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Release” means a “release or threatened release of a hazardous substance” (as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”)) or any other release, emission, disposal, or discharge into the environment, including to air, surface water, groundwater, land, surface and subsurface strata,  or any use, storage, transport or handling of Hazardous Material on, under, about, or from the Company Real Property other than as expressly authorized by applicable law, ordinance, permit, order or other authorization.

“Superior Proposal” means a bona fide written Takeover Proposal (with all references to “20%” in the definition of “Takeover Proposal” being deemed to be references to “50%”), which Takeover Proposal did not result from a breach of Section 5.3 that the Company Board determines in its good faith business judgment (after consultation with the Company’s outside legal counsel and financial advisors) to be more favorable to the holders of Shares from a financial point of view than the Merger and other transactions contemplated by this Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent pursuant to Section 5.3.

“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Parent or Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company (excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the fair market value of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the voting equity interests of the Company, (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person would own twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

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IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

CORGENIX MEDICAL CORPORATION

By:	/s/ Douglass T. Simpson
Name:	Douglass T. Simpson
Title:	President and Chief Executive Officer

CENTENNIAL MEDICAL HOLDINGS, INC.

By:	/s/ Robert Womsley
Name:	Robert Womsley
Title:	Vice President

CENTENNIAL INTEGRATED, INC.

By:	/s/ Robert Womsley
Name:	Robert Womsley
Title:	President

[Signature Page to Agreement and Plan of Merger]